June 26, 2015

VIA EDGAR

Ms. Jennifer Gowetski

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Equity Commonwealth (the “Company”)

Form 10-K for the fiscal year ended December 31, 2014

Filed February 19, 2015 (the “Filing”)

File No. 1-9317

Dear Ms. Gowetski:

The Company is writing in response to your letter dated June 22, 2015.  For your convenience, each of your original comments appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview, Page 51

1.                          We note your disclosure on page 52 that, effective October 1, 2014, you engaged CBRE to conduct your day-to-day property management services for your U.S. properties.  We further note you pay CBRE a property-by-property management services fee and will reimburse CBRE for certain expenses incurred in the performance of its duties.  In future Exchange Act periodic reports, please more specifically describe how such fees are determined and quantify the aggregate fees and reimbursements that you have paid or are payable to CBRE or advise.

Company Response:  The Company respectfully requests the amounts and methodology for determining the fees and reimbursements that it pays to CBRE for property management services (the “Confidential Material”) be afforded confidential treatment under the Freedom of Information Act (“FOIA”) pursuant to 17 C.F.R. Section 200.83. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Confidential Material is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of the Company’s SEC filings.  Pursuant to Rule 12b-4, the Company hereby requests that the Confidential Material be returned using the self-addressed envelope included with this submission to the undersigned promptly following completion of the Staff’s review of the Confidential Material.

The amount of the fees payable were determined and negotiated with CBRE across the Company’s portfolio.  The specific amounts are commercially sensitive information for both the Company and CBRE and are the subject of confidentiality agreements.  It would be detrimental to both the Company and CBRE for this information to be publicly disclosed.  Furthermore, the Company believes that although this information is very commercially sensitive, the specific amount of fees payable on a property by property basis is not material to an investor’s understanding of the Company’s business or results of operations.  As a result, the Company is seeking confidential treatment of the methodology and amount of the property management fees it pays to CBRE.

2.                          We note your disclosure on page 51 that leases entered into during the year ended December 31, 2014, including both lease renewals and new leases, had weighted average cash rental rates that were approximately 1.7% lower than prior rental rates for the same space and weighted average GAAP rental rates that were approximately 3.4% higher than prior rental rates for the same space.  In future Exchange Act periodic reports, please revise to separately compare rental rates for lease renewals and new leases as well as briefly explain the reasons for the difference between weighted average cash rental rates and weighted average GAAP rental rates.

                                    Company Response:   The Company acknowledges this comment, understands the usefulness of these additional disclosures and intends to comply with the request.

3.                          We note that leases representing approximately 11% of your annualized rental revenue and square footage will expire by the end of the current fiscal year.  In future Exchange Act periodic reports, please discuss the relationship of market rents and expiring rents.

                                    Company Response:   The Company acknowledges this comment, understands the usefulness of these additional disclosures and intends to comply with the request.

Funds From Operations (FFO) and Normalized FFO, page 69

4.                          Please tell us why management did not exclude the excess redemption price over carrying value of preferred shares in calculating FFO attributable to Equity Commonwealth common shareowners.

                                    Company Response:  It is our intent to calculate FFO in a manner consistent with National Association of Real Estate Investment Trusts’ (“NAREIT”‘s) White Paper on Funds from Operations, which provides the real estate industry standard for calculating FFO.  This publication does not contemplate an adjustment to FFO for the item mentioned in your letter.  Thus, we use our judgment to adjust FFO for items we consider relevant to a common shareholder to arrive at FFO attributable to Equity Commonwealth common shareholders.

For the information of the staff of the Securities and Exchange Commission (the “Staff”), page F-27 of our 2014 Annual Report on Form 10-K describes the excess redemption price paid over carrying value of preferred shares.   As described therein, a Fundamental Change Conversion Right (commonly referred to as a “change-in-control”) event was triggered when the Company’s Prior Trustees were removed on March 25, 2014.  This event allowed our series D preferred shareholders to exchange their shares for Equity Commonwealth common shares between April 9, 2014 and May 14, 2014.   As a result, holders of the series D preferred shares converted 10,263,003 series D preferred shares for 10,411,779 of the Company’s commons shares.  The excess redemption price paid over carrying value of preferred shares was the one-time, non-cash excess of the current market value of the Company’s common shares issued above the carrying value of the series D preferred shares redeemed.

For the information of the Staff, page 68 of our Annual Report on Form 10-K describes the usefulness of FFO.  As noted therein, we recommend FFO be considered in conjunction with GAAP measures such as net income attributable to Equity Commonwealth common shareholders.  Such GAAP measures include excess redemption price paid over carrying value of preferred shares.

Given the nonrecurring and non-cash nature of the excess redemption price paid over carrying value of preferred shares, as well as the uses for FFO discussed above, the Company feels that the disclosure as presented is appropriate.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at 312-646-2839 if you have any questions or require additional information.

Sincerely,

Equity Commonwealth

By:	/s/ Adam Markman
Adam Markman
Treasurer & Chief Financial Officer